PROSPECTUS SUPPLEMENT NO. 1, DATED SEPTEMBER 16, 2025	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated September 2, 2025)	Registration No. 333-289480

SUPPLEMENT

TO

PROSPECTUS

FOR

UP TO 7,617,500 CLASS A ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY

SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS

UP TO 5,964,450 CLASS A ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY

SHARES AND 545,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES

REPRESENTED BY AMERICAN DEPOSITARY SHARES OFFERED BY SELLING SECURITYHOLDERS

OF

YOULIFE GROUP INC.

This Prospectus Supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated September 2, 2025 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1, as amended and supplemented (File No. 333-289480) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on September 10, 2025. Accordingly, we have attached the Current Report to this Prospectus Supplement No. 1.

This Prospectus and this Prospectus Supplement No. 1 relate to the issuance by Youlife Group Inc. (“we,” “us” or the “Company”) of up to 7,617,500 Class A ordinary shares represented on a one-for-one basis by American depositary shares, par value US$0.0001 per share, of the Company (the “ADSs”), issuable upon the exercise of warrants to purchase ADSs at an exercise price of US$11.50, which were issued on July 9, 2025 in exchange for (1) 6,900,000 public warrants of Distoken Acquisition Corporation (“Distoken”) that were issued in the initial public offering of Distoken (the “Public Warrants”), and (2) 545,000 private warrants of Distoken that were issued to Xiaosen Sponsor LLC (“Xiaosen” or the “Sponsor”) in a concurrent private placement to the initial public offering of Distoken (the “Sponsor Warrants”), and (3) 172,500 private warrants of Distoken that were issued to I-Bankers Securities, Inc. (“I-Bankers”) (the “Representative Warrants,” collectively with the “Sponsor Warrants,” the “Private Warrants,” and collectively with the “Public Warrants,” the “Warrants”).

This Prospectus and this Prospectus Supplement No. 1 also relate to the potential offer and sale from time to time by the selling securityholders named in this prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) (collectively, the “Selling Securityholders”) of up to (A) 5,964,450 Class A ordinary shares represented by ADSs, including (1) 2,324,500 issued and outstanding Class A ordinary shares held by Xiaosen (the “Sponsor Shares”); (2) 545,000 Class A ordinary shares issuable upon the exercise of the Sponsor Warrants, which (including the private shares, private rights and Sponsor Warrants) were purchased by the Sponsor as part of and in the form of Private Units at a price of US$10.00 per unit; (3) 390,001 issued and outstanding Class A ordinary shares issued to XIAOLINGO INVESTMENT CO., LTD (“Xiaolingo”) which were acquired for nominal consideration; (4) 2,704,949 issued and outstanding Class A ordinary shares currently held by the PIPE Investors as defined in the Prospectus, which were issued to the PIPE Investors in a private placement for a purchase price at US$10.00 per share; and (B) 545,000 Sponsor Warrants.

We will not receive any of the proceeds from the sale or other disposition of Class A ordinary shares by the selling securityholders. However, we will receive proceeds from the exercise, if ever exercised, of the Warrants. The selling securityholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the ordinary shares described in the Prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling securityholders will bear all commissions and discounts, if any, attributable to the sales of Class A ordinary shares. We will bear all other costs, expenses and fees in connection with the registration of the shares. See “Plan of Distribution” beginning on page 173 of the Prospectus for more information about how the selling securityholders may sell or dispose of their Class A ordinary shares.

There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants or that they will exercise any or all of them for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A ordinary shares.

This Prospectus Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

Our Class A ordinary shares are listed on the NASDAQ Capital Market under the symbol “YOUL.” The closing price for our Class A ordinary shares on September 15, 2025 was US$1.65 per Class A ordinary share.

 Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus supplement dated September 16, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No. 180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: September 16, 2025

1

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Unaudited Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025
Exhibit 99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

2

Exhibit 99.1

Youlife Group Inc.  Reports Unaudited First Half 2025 Financial Results

●	Revenues up 16.2% YoY to RMB913.3 million

●	Operating Income of RMB45.8 million, up 93.3% YoY

●	Net Profit reached RMB37.7 million, over 37x YoY growth

BEIJING, September 9, 2025 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced its unaudited financial results for the six months ended June 30, 2025.

Operational and Financial Highlights for the First Half of 2025

●	Total revenues were RMB913.3 million (US$127.5 million), up 16.2% YoY.

●	Gross margin was 14.1%, versus 14.0% for the first half of 2024.

●	Operating income was RMB45.8 million (US$6.4 million), up 93.3% YoY.

●	Net profit was RMB37.7 million (US$5.3 million), approximately 37 times of the net profit reported in the same period of 2024.

Recent Developments

Intention to acquire four companies: On August 20, 2025, the company announced that it has entered into a non-binding term sheets with the controlling shareholders of four companies to acquire 100% equity interests in the following entities:

●	Jiangsu Youlan Network Technology Co., Ltd (“Jiangsu Youlan”)

●	Hubei Joins Hands with Tongcheng Information Technology Co., Ltd (“Joins Hands”)

●	Guangxi Jiade Human Resources Service Co., Ltd (“Guangxi Jiade”)

●	Lijiang Bona Vocational Skills Training Co., Ltd (“Bona”)

The four target companies bring complementary expertise and regional influence across internet recruitment services, software and AI developments, human resource services, and vocational training. Youlife believes that integrating these companies’ strengths in information technology, digital solutions, and platform resources will enable the Company to build a comprehensive, closed-loop ecosystem spanning online recruitment, HR services, career consulting, vocational skills training, and education.

[1]	Number of vocational schools under school management model
[2]	Number of students enrolled in secondary vocational schools under management or curriculum development projects
[3]	Monthly average number of blue-collar talent under its labor outsourcing services

Establishment of Joint Venture with Galbot: On August 29, 2025, the Company announced that an operating company within the group entered into a joint venture agreement with Beijing Galbot Co., Ltd. (“Galbot”), a pioneer in embodied intelligent robotics. Under the agreement, Youlife will contribute capital and hold a 51% equity stake in the newly established entity, Beijing Youlife Galaxy Technology Co., Ltd. (“Youlife Galaxy”).

The joint venture will combine Youlife’s vocational education network with Galbot’s embodied large-model robotics to deliver intelligent, immersive, and globally connected vocational training. Key initiatives include deploying robotics-focused industry colleges, upgrading curricula in intelligent manufacturing and proactive healthcare, and training talent for Chinese enterprises operating under the Belt and Road Initiative. The venture supports China’s “Vocational Education Quality Improvement Action Plan” and aims to address labor shortages across key manufacturing sectors.

Management Remarks

Yunlei Wang, Founder, CEO and Chairman of Youlife, said, “The first half of 2025 was truly transformative for Youlife. we successfully completed our listing on Nasdaq, a milestone that not only provided us with growth capital but also elevated our visibility and credibility on the global stage. Becoming a publicly listed company has strengthened our foundation and positioned us as an emerging global player, particularly as we prepare to expand our products and services into international markets.”

“Building on this momentum, we also announced our intention to acquire four complementary companies spanning recruitment services, software, AI development, and vocational training. These acquisitions are expected to bring both regional influence and technological synergies, further strengthening our ecosystem. By integrating these capabilities, we aim to create a comprehensive platform that delivers end-to-end solutions in recruitment, HR services, career consulting, and vocational education. In addition, we are excited to have established a joint venture with Galbot to advance intelligent vocational education, leveraging robotics to enhance training outcomes and address critical labor gaps in China. We are confident that these strategic steps will accelerate our growth trajectory and lay a solid foundation for Youlife’s global expansion.” Mr. Wang concluded.

Lidong Zhu, CFO of Youlife, commented: “We are very pleased with our strong financial performance in the first half of 2025. Revenues grew by 16.2% year-over-year, more importantly, our focus on disciplined execution and operational efficiency drove a 93.3% increase in operating income and a 37 times increase in net profit, comparing with the last same period. We have demonstrated the scalability of our business model. Looking ahead, we will fastly execute the acquisitions and integrations in the fields of blue-collar talent vocational training and recruitment, and streamline and enhance our corresponding service lines and profit matrix.”

Unaudited Financial Results for the First Half of 2025

Total revenues were RMB913.3 million (US$127.5 million), representing an increase of 16.2% from RMB786.1 million in the first half of 2024, driven by 24.1% growth in employee management services.

●	Vocational education services. Revenues generated from vocational education services decreased by 47.6% from RMB32.9 million for the six months ended June 30, 2024 to RMB17.2 million (US$2.4 million) for the six months ended June 30, 2025, primarily due to the decrease in our smart campus services.

●	Employee management services. Revenues generated from employee management services increased by 24.1% from RMB683.1 million for the six months ended June 30, 2024 to RMB847.8 million (US$118.3 million) for the six months ended June 30, 2025, primarily due to (i) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (ii) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands. Compared with the same period, we have developed more than 90 new customers in the six months ended June 30, 2025.

●	HR recruitment services. Revenues generated from HR recruitment services decreased by 25.5% from RMB12.2 million in the six months ended June 30, 2024 to RMB9.1 million (US$1.3 million) for the six months ended June 30, 2025, primarily due to our traditional manufacturing clients shifted their recruitment demands to outsourcing demands.

●	Marketing services and solutions. Revenues generated from marketing services and solutions decreased by 32.2% from RMB57.8 million for the six months ended June 30, 2024 to RMB39.2 million (US$5.5 million) for the six months ended June 30, 2025 primarily due to the decrease the scale of selling retail goods via online retail platform.

Costs of revenues were RMB784.8 million (US$109.6 million), representing an increase of 16.1% from RMB676.2 million in the first half of 2024, primarily attributable to the increases in our labor cost and service fees for employee management services, in line with the increase in revenue.

2

Gross profit and gross margin

Gross profit was RMB128.5 million (US$17.9 million), compared with RMB109.9 million in the first half of 2024. The year-over-year increases were primarily due to the increase in employee management services revenue.

Gross margin was 14.1%, representing a 0.1 percentage point increase from 14.0% in the first half of 2024.

Total operating expenses were RMB82.7 million (US$11.5 million), compared with RMB86.2 million in the first half of 2024, representing a decrease of 4.2%.

●	Sales and marketing expenses were RMB24.7 million (US$3.4 million), compared with RMB32.8 million in the first half of 2024. The year-over-year decrease were mainly attributable to reduced marketing and promotional activities for retail services.

●	General and administrative expenses were RMB56.4 million (US$7.9 million), compared with RMB47.7 million in the first half of 2024. The year-over-year increase was mainly attributable to listing expenses for the business combination with Distoken Acquisition Corporation.

●	Research and development expenses were RMB1.6 million (US$0.2 million), compared with RMB5.7 million in the first half of 2024. The year-over-year decrease was mainly attributable to the decrease in the average compensation level for our research and development personnel as we restructured the R&D team.

Operating income was RMB45.8 million (US$6.4 million), almost doubled from RMB23.7 million in the first half of 2024.

Other non-operating income, net was RMB3.8million (US$0.5 million), compared with other non-operating expense, net of RMB16.2 million in the first half of 2024, primarily due to the fair value losses from our equity investment recorded for the six months ended June 30, 2024.

Net profit was RMB37.7 million (US$5.3 million), approximately 37 times of the net profit of RMB1.0 million in the first half of 2024.

Balance sheets

Cash and cash equivalents were RMB162.2 million (US$22.6 million) as of June 30, 2025.

3

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact Information

Yi Liu
liuyi@youlanw.com
(86) 13062818313

4

Exhibit 99.2

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	126,531	159,028	22,199
Accounts receivables, net	287,860	337,437	47,104
Prepayments and other receivables, net	248,494	249,513	34,831
Inventories, net	3,704	1,182	166
Total current assets	666,589	747,160	104,300
Property and equipment	147,303	140,308	19,586
Right-of-use assets	43,156	40,943	5,715
Intangible assets	9,986	9,087	1,268
Deferred tax assets	28,147	16,649	2,324
Long-term investment	-	98,512	13,752
Other non-current assets	13,182	13,182	1,840
Total non-current assets	241,774	318,681	44,485
Total assets	908,363	1,065,841	148,785
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	19,991	6,676	932
Trade and bills payables	70,690	69,085	9,644
Other payables and accruals	141,888	232,577	32,466
Short-term borrowings	45,893	90,834	12,680
Lease liabilities	9,401	7,931	1,107
Tax payable	2,182	3,945	551
Total current liabilities	290,045	411,048	57,380
Lease liabilities-non current	27,902	28,233	3,941
Long-term borrowings	1,474	46	6
Total non-current liabilities	29,376	28,279	3,947
Total liabilities	319,421	439,327	61,327

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

Commitments and Contingencies
Mezzanine equity:
Series C and Series C+ convertible redeemable preferred shares (US$0.0001 par value: 24,707,091 shares authorized Six Months Ended June 30, 2025 and December 31, 2024; 24,707,091 shares issued and outstanding Six Months Ended June 30, 2025 and December 31, 2024, respectively)[1]	1,006,048	1,006,048	140,439
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 400,000,000 Class A ordinary shares authorized Six Months Ended June 30, 2025 and December 31, 2024; 34,132,101 shares issued and outstanding Six Months Ended June 30, 2025 and December 31, 2024, respectively; 11,160,808 Class B ordinary shares authorized Six Months Ended June 30, 2025 and December 31, 2024; 11,160,808 shares issued and outstanding Six Months Ended June 30, 2025 and December 31, 2024, respectively)[1]	149	149	21
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	175,847	175,847	24,547
Statutory surplus reserve	9,367	12,946	1,807
Accumulated losses	(621,794)	(587,657)	(82,034)
Total Youlife Group Inc. shareholders’ deficit	(436,462)	(398,746)	(55,663)
Non-controlling interests	19,356	19,212	2,682
Total shareholders’ deficit	(417,106)	(379,534)	(52,981)
Total liabilities, mezzanine equity and shareholders’ deficit	908,363	1,065,841	148,785

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
Revenue	786,068	913,333	127,496
Cost of revenue	(676,187)	(784,828)	(109,558)
Gross profit	109,881	128,505	17,938
Operating expenses
Selling and distribution expenses	(32,810)	(24,680)	(3,445)
Administrative expenses	(47,709)	(56,422)	(7,876)
Research and development expenses	(5,658)	(1,589)	(222)
Total operating expenses	(86,177)	(82,691)	(11,543)
Loss from operations	23,704	45,814	6,395
Other income/(expense)
Fair value losses	(21,248)	-	-
Other incomes	6,700	5,657	790
Other expenses	(862)	(370)	(52)
Gain on dissolution of subsidiaries and branches	1,322	638	89
Financial cost, net	(2,148)	(2,122)	(296)
Total other (expense)/ income, net	(16,236)	3,803	531
PROFIT BEFORE TAX	7,468	49,617	6,926
Income tax expenses	(6,063)	(12,045)	(1,681)
Net profit for the year	1,405	37,572	5,245
Net profit/(loss) attribute to non-controlling interests	413	(144)	(20)
Net profit attribute to Youlife Group Inc.	992	37,716	5,265
Net earnings per share:
Basic and diluted
Basic net earnings per share	0.02	0.83	0.12
Diluted net earnings per share	0.01	0.54	0.08
Shares used in net earnings per share computation
Basic[1]	45,292,909	45,292,909	45,292,909
Diluted[1]	70,000,000	70,000,000	70,000,000
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,405	37,572	5,245
Comprehensive income/(loss) attribute to non-controlling interest	413	(144)	(20)
Comprehensive income attribute to Youlife Group Inc.	992	37,716	5,265

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares			Additional	Statutory			Non-
	Number of shares[1]	Amount	Treasury shares	paid-in capital	surplus reserve	Accumulated losses	Total	controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At 1 January 2025	45,292,909	149	(31)	175,847	9,367	(621,794)	(436,462)	19,356	(417,106)
Profit for the year	-	-	-	-	-	37,716	37,716	(144)	37,572
Total comprehensive profit for the year	-	-	-	-	-	37,716	37,716	(144)	37,572
Transfer from retained profits	-	-	-	-	3,579	(3,579)	-	-	-
At 30 June 2025	45,292,909	149	(31)	175,847	12,946	(587,657)	(398,746)	19,212	(379,534)
At 30 June 2025(USD)	45,292,909	21	(4)	24,547	1,807	(82,034)	(55,663)	2,682	(52,981)

	Attributable to owners of the parent
	Ordinary shares			Additional	Statutory			Non-
	Number of shares[1]	Amount	Treasury shares	paid-in capital	surplus reserve	Accumulated losses	Total	controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At 1 January 2024	45,292,909	149	(31)	177,547	9,217	(549,812)	(362,930)	26,649	(336,281)
Termination of contractual arrangement	-	-	-	(1,700)	(1,180)	(18,276)	(21,156)	(6,012)	(27,168)
At 1 January 2024		149	(31)	175,847	8,037	(568,088)	(384,086)	20,637	(363,449)
Profit for the year	-	-	-	-	-	992	992	413	1,405
Total comprehensive profit for the year	-	-	-	-	-	992	992	413	1,405
Dividends paid to non-controlling shareholders	-	-	-	-	-	-	-	(1,068)	(1,068)
Transfer from retained profits	-	-	-	-	-	-	-	-	-
At 30 June 2024	45,292,909	149	(31)	175,847	8,037	(567,096)	(383,094)	19,982	(363,112)

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	1,405	37,572	5,245
Adjustments for:
Depreciation of items of property and equipment	3,212	5,095	711
Amortization of right-of-use assets	6,656	6,107	853
Amortization of other intangible assets	1,256	899	125
Gain on dissolution of subsidiaries and branches	(1,322)	(638)	(89)
Fair value loss from financial assets at fair value through profit or loss	21,248	-	-
Impairment of trade receivables	(4,320)	984	137
Impairment of prepayments and other receivables	(6,432)	-	-
Listing expense	-	12,512	1,747
Foreign exchange differences, net	(20)	-	-
Changes in operating assets and liabilities:
Increase in trade receivables	(2,373)	(50,560)	(7,058)
Decrease/(increase) in prepayments, other receivables and other assets	19,044	(381)	(53)
(Increase)/decrease in inventories	(1,701)	2,522	352
Decrease in deferred tax assets, net	4,678	11,497	1,605
Decrease in trade and bills payables	(4,784)	(1,605)	(224)
Decrease in contract liability	(2,135)	(13,315)	(1,859)
(Decrease)/increase in other payables and accruals	(23,920)	4,371	610
(Decrease)/increase in tax payable	(56)	1,763	246
Increase in right-of-use assets	-	(1,994)	(278)
Decrease in lease liabilities	(2,833)	(1,139)	(159)
Total Net cash flows	7,603	13,690	1,911

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Purchases of items of property and equipment	(1,110)	-	-
Purchases of items of intangible assets	(136)	-	-
Net cash paid for business acquisitions	(9,634)	-	-
Long-term investments	-	(98,512)	(13,751)
Total Net cash flows from/(used in) investing activities	(10,880)	(98,512)	(13,751)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Payment for listing expenses	(9,241)	(12,512)	(1,747)
Dividends paid to non-controlling interests	(1,068)	-	-
New bank and other borrowings	20,000	85,980	12,002
Repayment of bank and other borrowings	(20,000)	(42,467)	(5,928)
Repayment of advances from third parties	(38,387)	(54,880)	(7,661)
Proceed from PIPE investors	-	141,198	19,710
Total Net cash flows used in financing activities	(48,696)	117,319	16,376
Net (decrease)/increase in cash and cash equivalents	(51,973)	32,497	4,536
Effect of foreign exchange rate changes, net	17	-	-
Cash and cash equivalents at beginning of the year	185,425	126,531	17,663
Cash and cash equivalents at end of the year	133,469	159,028	22,199

Supplemental disclosures of cash flow information:
Income taxes paid	4,330	1,744	243

YOULIFE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

(a)	Description of Business

Youlife Group Inc. (the “Company”) was incorporated as a Cayman Islands exempted company on April 2, 2024. The Company, through its wholly owned subsidiaries, now comprising the Group, is principally engaged in the provision of vocational education services, human resources (“HR”) recruitment services, employee management services and market services in the People’s Republic of China (the “PRC”).

(b)	Merger and recapitalization

On July 9, 2025 (the “Closing Date”), the Company consummated the previously announced business combination with Distoken Acquisition Corporation (“Distoken”), pursuant to the business combination agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025 (as it may be further amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among Distoken, the Company, Xiaosen Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“First Merger Sub”), Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Second Merger Sub”), and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement(the “Closing”), (a) First Merger Sub will merge with and into Youllife(the “First Merger”), with Youlife surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of Youlife being converted into the right to receive shares of the Company; and (b) Second Merger Sub will merge with and into Distoken (the “Second Merger”, and together with First Merger, the “Mergers”), with Distoken surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of Distoken being converted into the right to receive substantially equivalent securities of the Company (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”).

Upon the consummation of the Merger Transaction,

(a)	(i) Each security of Youlife that was not subject to any lock-up restrictions, other than the ordinary shares of Youlife held by Youtch Investment Co., Ltd., a holding company wholly owned by Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Directors of Youlife and the Company (the “Youlife Founder Shares”), that was issued and outstanding immediately prior to the time the First Merger was effective (the “First Merger Effective Time”) was cancelled and converted into the right to receive such number of Class A ordinary shares of the Company (“Company Class A Ordinary Shares”) equal to the Exchange Ratio (as defined below) in the form of the Company ADSs,

(ii) Each security of Youlife that was subject to lock-up restrictions, other than the Youlife Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of the Company Class A Ordinary Shares equal to the Exchange Ratio, in each case in accordance with the Business Combination Agreement,

(iii) Each Youlife Founder Share that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled and converted into the right to receive such number of Class B ordinary shares of the Company (“Company Class B Ordinary Shares”) equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Company Class B Ordinary Share entitling each holder thereof to 20 votes for each Company Class B Ordinary Share held by such holder,

221,777,718 ordinary shares were recapitalized into 45,292,909 ordinary shares including 34,132,101 Class A ordinary shares and 11,160,808 Class B ordinary shares. 120,978,810 preferred shares were recapitalized into 24,707,091 preferred shares. All applicable share and per share amounts in the consolidated and combined financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”).

(b)	Each outstanding ordinary share of Distoken that was issued and outstanding immediately prior to the time the Second Merger was effective was cancelled and converted into the right to receive an equivalent number of the Company Class A Ordinary Shares in the form of the Company ADSs (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares).

Each outstanding public warrant and Private Warrant (as defined below) of Distoken was convert into one Company public warrant and one Company private warrant, respectively (which has the right to acquire the Company ADSs), and (e) each issued and outstanding purchaser right of Distoken (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares) was automatically converted into one-tenth of one Company Class A Ordinary Share in the form of the Company ADSs.

3,343,552 ordinary shares were issued to then holders of the Company Class A ordinary shares, including 51,052 Class A ordinary shares of Distoken held by public shareholders and 2,324,500 Class A ordinary shares of Dsitoken held by the Sponsor and 278,000 representative shares of Distoken and 690,000 issued and outstanding right Distoken which will automatically be converted into one-tenth of one Class A ordinary share in the form of the Company ADSs.

(c)	2,704,949 ordinary shares were issued to a number of investors (the “PIPE Investors”) for a total consideration of US$27,049 (the “PIPE Investments”).

“Exchange Ratio” means (i) the Merger Consideration as of the First Merger Effective Time divided by (ii) the total number of ordinary shares and preferred shares of Youlife. The Company Class A Ordinary Shares and the Company Class B Ordinary Shares are collectively referred to as “Company Ordinary Shares.”

Pursuant to the Mergers above stated, Distoken was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of Distoken, accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

On July 10, 2025, the ADSs of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “YOUL.” The Warrants of the Company are quoted on the Over-the-Counter market (“OTC market”).

2.1 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the Company allocate the fair value of purchase consideration to the separately identifiable tangible and intangible assets acquired as well as liabilities assumed based on their estimated fair values. The consideration transferred in an acquisition includes the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. Significant estimates include but are not limited to future expected cash flows from acquired assets, assumptions on useful lives, discount rates and terminal values. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Fair value measurement

The Group measures its financial assets at fair value through profit or loss at the end of each of the Relevant Years. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 –	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing recoverable amount, the estimated future cash flows are undiscounted expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. An impairment loss is charged to the profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or the parent of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported year in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of intangible assets and property and equipment, provision of income tax, valuation allowance for deferred tax assets and incremental borrowing rate applied in lease liabilities. Actual results could differ from those estimates.

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of the Group, transactions, assets and liabilities dominated in foreign currency were few within 2025.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 7.1636) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

Current expected credit losses

The Group adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Group’s in-scope assets are primarily account receivables, prepayments and other receivables. To estimate expected credit losses, the Group has identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and future economic conditions.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and on hand, on-demand deposits.

Accounts receivable, net

Accounts receivable, net are recognized and carried at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Leases

The Group follows ASC Topic 842, Leases. The Group leases office spaces, warehouse, and farmland which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease ROU assets are reviewed for impairment annually.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component.

(a)	Vocational education services

The Group provides vocational education services mainly including vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services, vocational training services and connotation construction services.

For vocational education entrusted management services, the Group agrees the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated operating results of the managed schools in the whole management period.

For self-operated vocational school services, the tuition and boarding fees from students are paid in advance at the beginning of each semester of an academic year and are initially recorded as contract liabilities. Tuition and boarding fees are recognized on a straight-line basis over the relevant period of the applicable program. The portion of tuition payments received from students but not earned is recorded as contract liabilities and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s schools is generally from September to June of the following year and has two semesters.

For curriculum co-development projects services, the Group agrees the price with the curriculum or subordinate schools upfront and recognizes the service fee received or receivable as its revenue on a straight-line basis over the relevant period of the applicable program based on pre-agreed fixed unit rate per student for services provided in the whole period.

For vocational training services, the Group recognizes the training fee received or receivable as its revenue on a straight-line basis over the training period as the customers simultaneously receives and consumes the benefits provided by the Group.

For connotation construction services, revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance by the customer.

(b)	HR recruitment services

The Group provides HR recruitment services regarding blue-collar talent to customers, and revenue is recognized at the point in time when the services are rendered and accepted by the customers.

(c)	Employee management services

The Group provides employee management services mainly including labor outsourcing services and labor dispatch services and others.

For labor outsourcing services, the Group charged service fees in respect of the labor outsourcing services on a lump sum basis. The Group acts as principal and is primarily responsible for providing the labor outsourcing services to customers. The Group recognizes the fee received or receivable from customers as its revenue and all related labor outsourcing services costs as its cost of services. The Group recognizes the labor outsourcing services fee received or receivable as its revenue over time in the period in which the customer simultaneously receives and consumes the benefits provided by the Group.

For labor dispatch services, the Group acts as a dispatching agent and is mainly responsible for administrative work, which is considered as one performance obligation, and the Group does not control employee’s labor services; therefore, the Group’s labor dispatch revenue is recorded on a net basis over time in the period in which the customer simultaneously receives and consumes the benefits provided by the administration work performed by the Group, while the labor costs paid to the employees are recorded to net off revenue.

The Group’s other revenue includes income from the provision of HR agency services, which is recognized when the services are rendered and accepted by the customers.

(d)	Market services

The Group provides market services mainly including sale of retail goods to end customers via online retail platform and provision of value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

For market services, revenue is recognized at the point in time when the services are rendered and accepted by the customers.

Income tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive.

Segment reporting

The Group’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive directors of the Company that make strategic decisions. As a result of this evaluation, the Group determined that it has operating segments as follows:

(a)	the vocational education segment engages in the provision of vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services and vocational training services;

(b)	the HR recruitment segment engages in the provision of HR recruitment services regarding blue-collar talent to customers;

(c)	the employee management segment engages in the provision of labor outsourcing services, labor dispatch services and others;
(d)	the market service segment engages in the provision of value-added services.

The chief operating decision-maker monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment revenue and segment results which is measured based on gross profit of the respective segment. No analysis of segment assets and liabilities is presented as management does not regularly review such information for the purposes of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

	Six months Ended June 30, 2024
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	32,875	12,243	683,138	57,812	786,068
Cost of revenue	(16,798)	(5,568)	(611,925)	(41,896)	(676,187)
Gross profit	16,077	6,675	71,213	15,916	109,881
Gross profit %	48.9	54.5	10.4	27.5	14.0

	Six months Ended June 30, 2025
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	17,235	9,123	847,790	39,185	913,333
Cost of revenue	(7,233)	(1,345)	(748,240)	(28,010)	(784,828)
Gross profit	10,002	7,778	99,550	11,175	128,505
Gross profit %	58.0	85.3	11.7	28.5	14.1

3. ACCOUNTS RECEIVABLE, NET

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
Accounts receivable	310,449	361,010	50,394
Less: allowance for credit loss	(22,589)	(23,573)	(3,290)
Accounts receivable, net	287,860	337,437	47,104

Movement of allowance of doubtful accounts is as follows:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
Beginning balance	20,762	22,589	3,094
Exchange difference of beginning balance	-	-	59
Charge to (reversal of) expense	1,827	984	137
Ending balance	22,589	23,573	3,290

4. LEASES

The Group’s operating leases mainly related to various buildings. The total lease cost for the six months ended June 30, 2024 and 2025 was RMB8,859 and RMB7,453, comprised of operating lease expenses of RMB8,016 and RMB6,995, and short-term lease expenses of RMB843 and RMB458 respectively.

5. LONG-TERM INVESTMENT

Long-term investment represents an equity interest in a fund that subscribed Class B participating shares which holds a portfolio of various financial assets. The contractual terms of the shares do not give the group a right to receive contractual cash flows consisting solely of payments of principal and interest on the principal amount outstanding. The investment is subject to a mandatory 10-year lock-up period. This extended restriction demonstrates a lack of intent to sell the investment in the short term. Based on the lock-period and significant unobservable inputs of investment to the fund, the Group make the assessment of the fair value level for the fund is level 3. The fund would regularly value these investments and provide the valuation result of NAV to investors. This valuation process is highly dependent on models and management judgment. The Group made such investment in May 2025.

6. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD

Payroll and welfare payables	128,521	85,480	11,933
Other liabilities	13,367	5,899	823
Proceed from PIPE investors	-	141,198	19,710
Total	141,888	232,577	32,466

The proceed from PIPE investors reflects 2,704,949 Class A ordinary shares that will be issued to the PIPE Investors pursuant to the PIPE Subscription Agreements, par value $0.0001 per share, at a price of $10.00 per share, for an aggregate purchase price of $27,049. As of June 30, the Company had received an aggregate subscription amount of RMB141,198(US$19,710) from PIPE investors.

7. SHORT-TERM BORROWINGS

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
CURRENT
Bank borrowings – unsecured	45,893	90,834	12,680

Effective interest rate range of bank borrowings was 2.90% to 3.80% as of June 30, 2025.

8. REVENUES

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
Vocational education services	32,875	17,235	2,406
Employee management services	683,138	847,790	118,346
HR recruitment services	12,243	9,123	1,274
Market Services	57,812	39,185	5,470
Total	786,068	913,333	127,496

9. TAXATION

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed. The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders. The Group’s subsidiaries incorporated in Hong Kong are not liable for income tax as they did not have any assessable profits arising in Hong Kong during the Relevant Periods.

PRC corporate income tax has been provided at the rate of 25% on the taxable profits of the Group’s PRC Subsidiaries for the Relevant Periods. Certain of the Group’s PRC Subsidiaries are qualified as small and micro enterprises and were entitled to a preferential corporate income tax rate of 2.5% to 5% during 2023 and 2024, respectively. Certain of the Group’s PRC Subsidiaries are accredited as “High and New Technology Enterprise” and were therefore entitled to a preferential income tax rate of 15% for the years ended 31 December 2023 and 2024. Such qualifications are subject to review by the relevant tax authority in the PRC for every three years.

The Group recorded a tax expense of RMB6,063 and RMB12,045(US$1,681) for the six months ended June 30, 2024 and 2025, respectively. Changes in the income tax expense primarily due to recognition of deferred tax assets in 2023 which began to be realized in 2024 and 2025.

10. EARNINGS PER SHARE

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. Diluted earnings per share reflects the Series C and Series C+ convertible redeemable preferred shares converted into ordinary shares. The following table sets forth the computation of basic net loss per share for the following periods:

	Six Months End June 30,
	2024	2025
	RMB	RMB	USD

Basic and diluted earnings per share calculation
Numerator:
Net profit attribute to Youlife Group Inc.	992	37,716	5,265
Denominator:
Basic Weighted average number of shares outstanding[1]	45,292,909	45,292,909	45,292,909
Basic net earnings per share	0.02	0.83	0.12
Diluted Weighted average number of shares outstanding[1]	70,000,000	70,000,000	70,000,000
Diluted net earnings per share	0.01	0.54	0.08

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

11. SUBSEQUENT EVENTS

On July 9, 2025, the Company consummated the previously announced business combination with Distoken.

On July 10, 2025, the ADSs of the Company commenced trading on Nasdaq under the symbol “YOUL.” The Warrants of the Company are quoted on OTC market.

On August 20, 2025, the Group has entered into a non-binding term sheets with the controlling shareholders of four companies to acquire 100% equity interests. The four target companies bring complementary expertise and regional influence across internet recruitment services, software and AI developments, human resource services, and vocational training.

On August 29, 2025, the Group has entered into a joint venture agreement with Beijing Galbot Co., Ltd. (“Galbot”), a pioneer in embodied intelligent robotics. Under the agreement, the Group will contribute capital and hold a 51% equity stake in the newly established entity, Beijing Youlife Galaxy Technology Co., Ltd.. The joint venture will combine the Group’s expansive vocational education network with Galbot’s cutting-edge technology to establish a new model for intelligent, immersive, and globally connected vocational training in China.

12. COMMITMENT AND CONTINGENCIES

Contingencies

From time to time, we may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the consolidated financial statements are issued, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of June 30, 2025, the Group believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.

Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF YOULIFE

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2024 and 2025 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.2 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for the fiscal year 2024 and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on July 17, 2025.

Unless the context otherwise requires, all references in this section to “Youlife,” “we,” “us” or “our” refer to Youlife Group Inc. and its subsidiaries, and, in the context of describing its operations and consolidated and combined financial information, also include the former subsidiaries.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s blue-collar lifetime service market, including, among others, China’s overall economic growth, the competitive environment in China and greater challenges in hiring. In addition, our results of operations and financial condition are also affected by factors driving the blue-collar lifetime service market in China, such as growth of the blue-collar sector. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

Our business mix

We have broad and diversified blue-collar lifetime service offerings, each of which complements and benefits each other and ensures our ability to withstand market while maintaining a strong financial growth trajectory. A shift in our revenue mix would affect our gross profit margin, as the gross profit margin of each business segment varies. Any change in the revenue mix or change in the profitability of any service offering may have a corresponding impact on our overall profitability. We may in the future further adjust our business structure and strategies to improve our profitability. Any further changes on our business mix may affect our profitability.

Our ability to maintain major customers and expand our customer base

Our success is largely dependent on our ability to attract and maintain major customers and expand our customer base, which in turn is affected by our ability to deliver quality services amid a changing landscape of the blue-collar lifetime service industry in China. In 2023 and 2024, and the six months ended June 30, 2025, approximately 25.5% , 30.3% and 26.7% of our total revenue were generated from our top five customers, respectively. There is no guarantee that we will continue to obtain new contracts with these major customers or maintain our relationships with them in the future. In addition, we have a proven record of serving leading domestic and international corporate customers with a deep understanding of their needs and delivery, which we believe would be important to enhance our branding. Our continuous growth will be driven by our ability to expand our customer base to cover more large and medium sized customers of different industries in more cities and regions. In addition, our success will also be affected by our ability to explore relationships with customers focused on emerging industries with great growth potential.

Our ability to keep up with rapid changes in the blue-collar lifetime service industry

Our ability to grow our business and increase profitability largely depends on our ability to keep up with the rapid changes in both market conditions and relevant laws and regulations of the blue-collar lifetime service industry. Government policies have strengthened supervision requirements in the blue-collar lifetime service industry. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC government authorities may promulgate new laws and regulations regulating the blue-collar lifetime service industry from time to time. Any of these changes in the blue-collar lifetime service industry may result in the prohibition or restriction of certain types of services we offer, or the imposition of new or additional licensing or other requirements could also reduce our revenue and earnings.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted net profit/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net profit/loss represents net profit before share-based compensation expenses, fair value gains from financial assets at fair value through profit or loss and deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares. Adjusted EBITDA represents adjusted net profit/loss before income tax expense, depreciation, amortization and interest expense. We believe that adjusted net profit/loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of non-GAAP adjustments. We believe that such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures considering the most directly comparable GAAP measures, as shown below. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	For Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
	(in thousands)
GAAP net profit	1,405	37,572	5,245
Reconciliation item:
Add:
Fair value loss from financial assets at fair value through profit or loss, net of tax impact of nil	21,248	-	-
Non-GAAP adjusted net profit	22,653	37,572	5,245
Add:
Income tax expense	6,063	12,045	1,681
Depreciation	3,212	5,095	711
Amortization	7,912	7,006	978
Interest expense	1,114	1,957	273
Non-GAAP adjusted EBITDA	40,954	63,675	8,888

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations, both in absolute amount and as a percentage of our revenues, for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
	(in thousands)
Revenues	786,068	913,333	127,496
Cost of revenue	(676,187)	(784,828)	(109,558)
Gross profit	109,881	128,505	17,938
Operating expenses:
Selling and distribution expenses	(32,810)	(24,680)	(3,445)
Administrative expenses	(47,709)	(56,422)	(7,876)
Research and development expenses	(5,658)	(1,589)	(222)
Total operating expenses	(86,177)	(82,691)	(11,543)
Operating income	23,704	45,814	6,395
Other income/(expense):
Fair value loss	(21,248)	-	-
Other incomes	6,700	5,657	790
Other expenses	(862)	(370)	(52)
Gain on dissolution of subsidiaries and branches	1,322	638	89
Financial expense, net	(2,148)	(2,122)	(296)
Total other income/(expense), net	(16,236)	3,803	531
Profit before tax	7,468	49,617	6,926
Income tax expenses	(6,063)	(12,045)	(1,681)
Net profit for the year from continuing operations	1,405	37,572	5,245
Net (loss)/profit attribute to non-controlling interests	413	(144)	(20)
Net profit attribute to Youlife Group Inc.	992	37,716	5,265
Non-GAAP Financial Data[1]
Adjusted net profit	22,653	37,572	5,245
Adjusted EBITDA	40,954	63,675	8,888

1See “-Non-GAAP Financial Measures.”

Six months ended June 30, 2025 compared to six months ended June 30, 2024

Revenues

Our revenues increased by 16.2% from RMB786.1 million for the six months ended June 30, 2024 to RMB913.3 million (US$127.5 million) for the six months ended June 30, 2025, with increases in revenues generated from employee management services. The increase of our revenues was mainly driven by the growth in employee management services. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended June 30,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Vocational education services	32,875	4.2	17,235	2,406	1.9	(15,640)	(47.6)
Employee management services	683,138	86.8	847,790	118,346	92.8	164,652	24.1
HR recruitment services	12,243	1.6	9,123	1,274	1.0	(3,120)	(25.5)
Market Services	57,812	7.4	39,185	5,470	4.3	(18,627)	(32.2)
Total	786,068	100.0	913,333	127,496	100.0	127,265	16.2

Vocational education services. Revenues generated from vocational education services decreased by 47.6% from RMB32.9 million for the six months ended June 30, 2024 to RMB17.2 million (US$2.4 million) for the six months ended June 30, 2025, primarily due to the decrease in our smart campus services.

Employee management services. Revenues generated from employee management services increased by 24.1% from RMB683.1 million for the six months ended June 30, 2024 to RMB847.8 million (US$118.3 million) for the six months ended June 30, 2025, primarily due to (i) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (ii) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands. Compared with the same period, we have developed more than 90 new customers in the six months ended June 30, 2025.

HR recruitment services. Revenues generated from HR recruitment services decreased by 25.5% from RMB12.2 million in the six months ended June 30, 2024 to RMB9.1 million (US$1.3 million) for the six months ended June 30, 2025, primarily due to our traditional manufacturing clients shifted their recruitment demands to outsourcing demands.

Marketing services and solutions. Revenues generated from marketing services and solutions decreased by 32.2% from RMB57.8 million for the six months ended June 30, 2024 to RMB39.2 million (US$5.5 million) for the six months ended June 30, 2025 primarily due to the decrease the scale of selling retail goods via online retail platform.

Cost of revenues

Our cost of revenues increased by 16.1% from RMB676.2 million for the six months ended June 30, 2024 to RMB784.8 million (US$109.6 million) for the six months ended June 30, 2025, primarily attributable to the increases in our labor cost and service fees for employee management services, in line with the increase in revenue.

Operating expenses

Our operating expenses decreased from RMB86.2 million for the six months ended June 30, 2024 to RMB82.7 million (US$11.5 million) for the six months ended June 30, 2025, representing a decrease of 4.0%. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended June 30,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	32,810	4.2	24,680	3,445	2.7	(8,130)	(24.8)
Administrative expenses	47,709	6.1	56,422	7,876	6.2	8,713	18.3
Research and development expenses	5,658	0.7	1,589	222	0.2	(4,069)	(71.9)
Total	86,177	11.0	82,691	11,543	9.1	(3,486)	(4.0)

Selling and marketing expenses. Our selling and marketing expenses decreased by 24.8% from RMB32.8 million for the six months ended June 30, 2024 to RMB24.7 million (US$3.4 million) for the six months ended June 30, 2025, primarily because we reduced related marketing and promotion activities for retail services.

Administrative expenses. Our administrative expenses increased by 18.3% from RMB47.7 million for the six months ended June 30, 2024 to RMB56.4 million (US$7.9 million) for the six months ended June 30, 2025, primarily because we recorded listing expenses of RMB12.5 for the business combination with Distoken Acquisition Corporation.

Research and development expenses. Our research and development expenses decreased by 71.9% from RMB5.7 million for the six months ended June 30, 2024 to RMB1.6 million (US$0.2 million) for the six months ended June 30, 2025, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured the R&D team.

Other income/(expense), net

We incurred other expense, net of RMB16.2 million and other income, net of RMB3.8 million (US$0.5 million) for the six months ended June 30, 2024 and 2025, respectively, primarily due to the fair value losses from our equity investment recorded for the six months ended June 30, 2024.

Income taxes

We recorded a tax expense of RMB6,063 and RMB12,045(US$1,681) for the six months ended June 30, 2024 and 2025, respectively. Changes in the income tax expense primarily due to recognition of deferred tax assets in 2023 which began to be realized in 2024 and 2025.

Net profit

As a result of the foregoing, we recorded net profit of RMB1.0 million and RMB37.7 million (US$5.3 million) for the six months ended June 30, 2024 and 2025, respectively.

Liquidity and Capital Resources

Our cash and cash equivalents consist of cash on hand, demand deposit.

The following table sets forth a summary of our cash flows for the year presented:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
Net cash provided by operating activities	7,603	13,690	1,911
Net cash used in investing activities	(10,880)	(98,512)	(13,751)
Net cash provided by (used in) financing activities	(48,696)	117,319	16,376
Effect of foreign exchange rate changes, net	17	-	-
Net (decrease)/increase in cash and cash equivalents	(51,956)	32,497	4,536
Cash and cash equivalents, beginning of the year	185,425	126,531	17,663
Cash and cash equivalents, ended of the year	133,469	159,028	22,199

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Our net cash provided by operating activities for the six months ended of June 30, 2025 was RMB13.7 million (US$1.9 million), primarily due to our net profit of RMB37.6 million (US$5.2 million), as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included listing expenses of RMB12.5 million. Changes in the working capital mainly included (i) a decrease in trade and bills payables of RMB1.6 million (US$0.2 million); (ii) an increase in other payables and accruals of RMB4.4 million (US$0.6 million); (iii) an increase in trade receivables of RMB50.6 million (US$7.1 million); and (iv) a decrease in deferred tax assets, net of RMB11.5 million(US$1.6 million).

Our net cash provided by operating activities for the six months ended of June 30, 2024 was RMB7.6 million, primarily due to our net profit of RMB1.4 million, as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value losses from financial assets at fair value through profit or loss of RMB21.2 million and reversal of impairment of accounts receivables and other receivables of RMB10.8 million. Changes in the working capital mainly included (i) a decrease in trade and bills payables of RMB4.8 million; (ii) a decrease in other payables and accruals of RMB23.9 million; and (iii) a decrease in prepayments, other receivables and other assets of RMB19.0 million.

Investing activities

Our net cash used in investing activities for the six months ended June 30, 2025 was RMB98.5 million (US$13.8 million), primarily due to cash used in purchase of long-term investments.

Our net cash used in investing activities for the six months ended June 30, 2024 was RMB10.9 million, primarily due to (i) net cash paid for business acquisitions of RMB9.6 million, and (ii) cash used in purchase of items of property and equipment of RMB1.1 million.

Financing activities

Our net cash used in financing activities for the six months ended June 30, 2025 was RMB117.3 million (US$16.4 million), primarily due to proceed from PIPE investors of RMB141.2 million(US$19.7 million).

Our net cash used in financing activities for the six months ended June 30, 2024 was RMB48.7 million, primarily due to repayment of advances from third parties of RMB38.4 million.

Capital Expenditures

We did not incur capital expenditures in the relevant periods. Capital expenditures primarily represent capital payment to the new vocational facility. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering.

Contractual Obligations

The following table set forth our contractual obligations as of June 30, 2025:

Payment Due by Period
	Total	Within One Year	More Than One Year
	(RMB in thousands)

Operating lease obligation	36,309	7,963	28,346

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Internal Control over Financial Reporting

Prior to this Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management and independent registered public accounting firm have completed the assessment and audit of our internal control over financial reporting, and they did not find any internal control issue.

As a company with less than US$1.235 billion in revenue for the last year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

●	our future business development, financial condition and results of operations;

●	the expected growth of the relevant markets;

●	our expectations regarding demand for and market acceptance of our services;

●	expected changes in our revenues, costs or expenditures;

●	general business, political, social and economic conditions in China and the relevant markets where we have operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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